SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

F O R M  6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2020
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant’s name into English)

HaCarmel 2, Yoqneam 2069202, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

  Yes   ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The Registrant’s GAAP financial statements attached to the press release in Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-181383; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-117054; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-100804; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

Press Release: MIND CTI Reports Fourth Quarter and Full Year 2019 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2020	By Order of the Board of Directors,

/s/ Monica Iancu
Title: Monica Iancu
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Reports Fourth Quarter and Full Year 2019 Results

4